UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended June 30, 2002

Ritchie Bros. Auctioneers Incorporated

6500 River Road

Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                  Form 40-F  X

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No  X

PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

      The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2001, a copy of which has been filed with the Securities and Exchange Commission. Except as disclosed in note 2, these policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Income

(Expressed in thousands of United States Dollars except per share amounts)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Auction revenues	$38,864	$35,025	$68,181	$60,470
Direct expenses	6,096	5,874	10,005	9,752

	32,768	29,151	58,176	50,718
Expenses:
Depreciation and amortization	2,170	2,205	4,121	4,272
General and administrative	15,741	14,316	31,763	28,896

	17,911	16,521	35,884	33,168

Income from operations	14,857	12,630	22,292	17,550
Other income (expenses):
Interest expense	(948)	(1,078)	(1,883)	(2,032)
Other	1,380	215	1,392	612

	432	(863)	(491)	(1,420)

Income before income taxes	15,289	11,767	21,801	16,130
Income taxes:
Current	4,144	3,211	4,761	4,302
Withholding taxes on intercompany dividend	—	2,000	—	2,000
Future	370	205	902	415

	4,514	5,416	5,663	6,717

Net income	$10,775	$6,351	$16,138	$9,413

Net income per share (in accordance with Canadian and United States GAAP):
Basic	$0.64	$0.38	$0.96	$0.56

Diluted	$0.64	$0.38	$0.95	$0.56

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States Dollars)

	June 30	December 31
	2002	2001

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$150,420	$49,533
Accounts receivable	43,571	12,375
Inventory	4,610	2,940
Advances against auction contracts	225	87
Prepaid expenses and deposits	3,910	1,327
Income taxes recoverable	1,099	1,410
Capital assets available for sale	3,269	3,269

	207,104	70,941
Capital assets (note 3)	184,437	167,650
Funds committed for debt payment (note 4)	11,607	7,893
Goodwill (note 2)	28,466	28,466
Future income tax asset	—	593

	$431,614	$275,543

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$138,000	$11,807
Accounts payable and accrued liabilities	26,960	23,274
Short-term debt	6,885	5,314
Current bank term loans (note 4)	8,750	7,998

	180,595	48,393
Bank term loans (note 4)	63,723	61,217
Future income tax liability	309	—

	244,627	109,610
Shareholders’ equity
Share capital (note 5)	69,454	69,134
Additional paid-in capital	4,332	4,332
Retained earnings	117,449	101,311
Foreign currency translation adjustment	(4,248)	(8,844)

	186,987	165,933

	$431,614	$275,543

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statement of Shareholders’ Equity

(Expressed in thousands of United States Dollars)
(unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-in	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2000	$69,132	$4,332	$81,257	$(5,957)	$148,764
Net income	—	—	3,062	—	3,062
Foreign currency translation adjustment	—	—	—	(2,752)	(2,752)

Balance, March 31, 2001	69,132	4,332	84,319	(8,709)	149,074
Net proceeds on stock options exercised	1	—	—	—	1
Net income	—	—	6,351	—	6,351
Foreign currency translation adjustment	—	—	—	760	760

Balance, June 30, 2001	69,133	4,332	90,670	(7,949)	156,186
Net proceeds on stock options exercised	1	—	—	—	1
Net loss	—	—	(955)	—	(955)
Foreign currency translation adjustment	—	—	—	(621)	(621)

Balance, September 30, 2001	69,134	4,332	89,715	(8,570)	154,611
Net income	—	—	11,596	—	11,596
Foreign currency translation adjustment	—	—	—	(274)	(274)

Balance, December 31, 2001	69,134	4,332	101,311	(8,844)	165,933
Net proceeds on stock options exercised	1	—	—	—	1
Net income	—	—	5,363	—	5,363
Foreign currency translation adjustment	—	—	—	(192)	(192)

Balance, March 31, 2002	69,135	4,332	106,674	(9,036)	171,105
Net proceeds on stock options exercised	319	—	—	—	319
Net income	—	—	10,775	—	10,775
Foreign currency translation adjustment	—	—	—	4,788	4,788

Balance, June 30, 2002	$69,454	$4,332	$117,449	$(4,248)	$186,987

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States Dollars)
(unaudited)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Cash provided by (used in)
Operating Activities:
Net income	$10,775	$6,351	$16,138	$9,413
Items not involving the use of cash
Depreciation	2,170	1,793	4,121	3,448
Amortization of goodwill	—	413	—	825
Future income taxes	370	240	902	477
Net gain on disposition of capital assets	(1,078)	—	(918)	(46)
Changes in non-cash working capital:
Accounts receivable	18,303	1,243	(31,196)	(34,720)
Inventory	958	2,486	(1,670)	7,470
Advances against auction contracts	3,222	3,168	(138)	(35)
Prepaid expenses and deposits	(2,835)	(986)	(2,583)	(703)
Auction proceeds payable	(3,209)	7,573	126,193	103,037
Accounts payable and accrued liabilities	4,036	4,996	3,686	(8,072)
Income taxes recoverable	221	(1,521)	311	(1,333)
Other	934	92	861	(11)

	33,867	25,848	115,707	79,750

Financing Activities:
Issuance of share capital	319	1	320	1
Issuance of bank term loans	—	3,302	5,000	8,302
Repayment of bank term loans	(361)	(324)	(2,698)	(2,665)
Short-term debt	2,626	2,083	1,571	442
Funds committed for debt repayment	—	—	(3,714)	(3,714)

	2,584	5,062	479	2,366

Investing Activities:
Capital asset additions	(7,056)	(9,134)	(15,299)	(14,808)

Increase in cash and cash equivalents	29,395	21,776	100,887	67,308
Cash and cash equivalents, beginning of period	121,025	108,967	49,533	63,435

Cash and cash equivalents, end of period	$150,420	$130,743	$150,420	$130,743

Supplemental disclosure of cash flow information
Interest paid (excluding capitalized interest)	$858	$926	$1,740	$1,919
Income taxes paid	$3,923	$6,678	$4,450	$7,554

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2002
(Information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

1.   Significant accounting policies:

(a) Basis of presentation:

      These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”).

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, except as disclosed in note 2, are based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. There are no material differences between generally accepted accounting principles (“GAAP”) in Canada and in the United States. These interim consolidated financial statements should be read in conjunction with the December 31, 2001 audited consolidated financial statements.

(b) Goodwill:

      Goodwill represents non-identifiable intangible assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

(c) Stock-based compensation:

      The Company has a stock option plan. Option grants issued under this plan are accounted for using the intrinsic value method. Any consideration paid by employees on exercise of stock options is credited to share capital. Additionally, the Company provides financial statement note disclosure of the pro forma effect of accounting for stock option grants using the fair value accounting method.

(d) Comparative figures:

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.   Changes in accounting policies:

(a) Goodwill:

      Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new handbook section 3062 regarding goodwill. Under section 3062, goodwill is not amortized but is tested for impairment at least annually. Section 3062 requires the assignment of all assets, including goodwill, and liabilities to reporting units and assessments for impairment to be made at the reporting unit level. The Company currently considers itself to have a single reporting unit. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against income.

      As of January 1, 2002, the Company had goodwill in the amount of $28,466,000 which is no longer being amortized. This change in accounting policy resulted in a reduction of amortization expense related to goodwill of $825,000 ($503,000 net of taxes) for the six months ended June 30, 2002 from that which would have been reported under the Company’s previous accounting policy. In accordance with the requirements of section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated to reflect this change.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2002
(Information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

      Had the Company adopted this change in accounting policy retroactively, the effect on the prior year would have been as indicated below.

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Net income as reported	$10,775	$6,351	$16,138	$9,413
Goodwill amortized in period, net of taxes	—	251	—	503

Adjusted net income	$10,775	$6,602	$16,138	$9,916

Net income per share as reported:
Basic	$0.64	$0.38	$0.96	$0.56
Diluted	$0.64	$0.38	$0.95	$0.56
Adjusted net income per share:
Basic	$0.64	$0.39	$0.96	$0.59
Diluted	$0.64	$0.39	$0.95	$0.59

(b) Stock-based compensation:

      Effective January 1, 2002, the Company adopted the CICA new handbook section 3870 regarding stock-based compensation and other stock-based payments. The new standard is applied prospectively to all stock-based compensation issued on or after January 1, 2002. The Company uses the intrinsic value method to account for stock-based employee compensation awards; however, under section 3870, the Company is required to disclose the pro forma effect of accounting for these awards under the fair value method.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2002
(Information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

3.   Capital assets

      Capital assets at June 30, 2002 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Buildings	$86,448	$8,472	$77,976
Land and improvements	77,565	2,233	75,332
Land and buildings under development	14,389	—	14,389
Automotive equipment	8,935	3,333	5,602
Yard equipment	5,703	2,618	3,085
Computer software	5,068	1,825	3,243
Office equipment	4,673	2,225	2,448
Computer equipment	2,869	1,208	1,661
Leasehold improvements	1,045	344	701

	$206,695	$22,258	$184,437

      Capital assets at December 31, 2001 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Buildings	$70,731	$7,154	$63,577
Land and improvements	66,551	2,040	64,511
Land and buildings under development	25,607	—	25,607
Automotive equipment	8,366	3,095	5,271
Yard equipment	4,803	2,293	2,510
Computer software	3,182	1,334	1,848
Office equipment	4,135	1,970	2,165
Computer equipment	3,325	1,845	1,480
Leasehold improvements	1,008	327	681

	$187,708	$20,058	$167,650

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2002
(Information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

4.   Bank Term Loans

	June 30,	December 31,
	2002	2001

Term loan, unsecured, of $25 million bearing interest at 7.21% and $10 million bearing interest at 7.10%, due in minimum annual instalments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), with the final payment occurring in 2004	$29,750	$31,500
Term loan, unsecured, of CAD 10 million bearing interest at 7.195%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	6,595	6,278
Term loan, unsecured, of CAD 5 million bearing interest at 6.355%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	3,298	3,139
Term loan, unsecured, of $5 million bearing interest at 7.81%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,500	4,750
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,500	4,750
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2005	4,500	4,750
Term loan, unsecured, of $5 million bearing interest at 7.15%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	4,750	4,750
Term loan, unsecured, of $5 million bearing interest at 6.80%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	4,750	4,750
Term loan, unsecured, of $5 million bearing interest at 5.95%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	5,000	—
Term loan of AUD 2.7 million, secured by deeds of trust on specific property, with AUD 1.7 million bearing interest at 6.5% and AUD 1 million bearing interest at the Australian prime rate, due in quarterly instalments of AUD 75,000, including interest, with final payment occurring in 2010	1,084	1,062
Term loan of EUR 4.5 million, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 7/8%, due in quarterly instalments of EUR 56,723 including interest, with the final payment occurring in 2013	3,746	3,486

	72,473	69,215
Current portion	8,750	7,998

	$63,723	$61,217

Funds committed for debt payment	11,607	7,893

	$52,116	$53,324

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2002
(Information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

5.	Share capital:

(a)	Shares issued

Issued and outstanding, December 31, 2001	16,767,230
For cash, pursuant to stock options exercised	34,385

Issued and outstanding, June 30, 2002	16,801,615

(b)	Options

	Number of
	Options	Exercise Price

Outstanding, December 31, 2001	376,719	$0.10 - 38.625
Granted	93,200	26.10
Exercised	(34,385)	0.10 - 26.688

Outstanding, June 30, 2002	435,534	$0.10 - 38.625

      The options outstanding at June 30, 2002 expire on dates ranging to February 11, 2012.

(c)	Net income per share

	Six months ended June 30, 2002

	Income	Shares	Per share
	(numerator)	(denominator)	amount

Basic net income per share	$16,138	16,781,403	$0.96
Effect of dilutive securities
Share options	—	117,749	—

Diluted net income per share	$16,138	16,899,152	$0.95

      As at June 30, 2002, the Company had 10,000 stock options outstanding with an exercise price of $38.625. These options were not included in the computation of diluted net income per share because the options’ exercise price was greater than the average market price of the Company’s shares for the six months then ended.

(d)	Stock based compensation plan

      The Company uses the intrinsic value method to account for stock-based employee compensation awards. This method did not result in any compensation expense for the period. Had compensation expense for option grants made under the Company’s stock option plan since December 31, 2001 been recorded in accordance with the fair value method at the applicable grant dates, the Company’s net income would have been reduced as indicated by the pro forma amounts below.

	Six months ended
	June 30, 2002

		Per share
	Income	amount

As reported	$16,138	$0.96
Pro forma	$15,795	$0.94

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
June 30, 2002
(Information as at June 30, 2002 and for the six-month periods ended June 30, 2002 and 2001 is unaudited)

      The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%; dividend yield of 0%; expected lives of 5 years; and volatility of 27%. The weighted average grant date fair value of options granted in the six months ended June 30, 2002 was $8.74 per option. The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

6.	Other:

          Consolidated statements of comprehensive net income

	Six months ended
	June 30,

	2002	2001

Net income in accordance with Canadian and United States GAAP	$16,138	$9,413
Other comprehensive income adjustments
Foreign currency translation	4,596	(1,992)

Comprehensive income in accordance with United States GAAP	$20,734	$7,421

7.	Subsequent events:

      On August 1, 2002, the Company acquired the auction business of All Peace Auctions, a Northern Alberta based auctioneer of industrial and agricultural equipment. As part of the acquisition, the Company also acquired the assets used in the business including a 30-acre permanent auction site in Grande Prairie, Alberta. Approximately $1.3 million was paid as a deposit in May 2002. Additional payments totaling approximately $4.2 million were made in August 2002. Remaining cash installments totaling approximately $4.0 million are due through 2006.

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.” or the “Company”) for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and included in the Company’s Annual Report and Report on Form 40-F for the year ended December 31, 2001. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. There are no material measurement differences between generally accepted accounting principles in Canada and in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

      Ritchie Bros. is the world’s leading auctioneer of industrial equipment. At June 30, 2002, the Company operated from over 90 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

      Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission contracts and contracts pursuant to which the company guarantees gross proceeds, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under contracts involving guarantees of gross proceeds, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company’s commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on contracts involving guarantees of gross proceeds and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business. Beginning in 2002, auction revenues include a fee equal to 10% of the auction selling price on all lots sold for $2,500 or less (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction).

      The Company’s gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company’s gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company’s established markets where the number, size and frequency of the Company’s auctions are more consistent. Finally, economies of scale are achieved as the Company’s operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company’s auctions increases.

      The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company’s business, financial condition or results of operations to date. However, the extent of any future impact on the Company’s business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

      Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company’s operations.

      During the first quarter of 2002, the Company launched rbauctionBid-Live. This service enhances Ritchie Bros. live auctions by allowing qualified bidders to participate over the internet in auctions they would otherwise have been unable to attend. The Company also opened a new permanent auction site in Phoenix, Arizona, replacing an existing auction facility.

      During the second quarter of 2002, the Company opened a new permanent auction facility in Edmonton, Alberta replacing an existing auction facility. The new 125-acre facility has two auction ramps with combined seating for 1,800 bidders, allowing for two simultaneous auctions of rolling stock. Also during the second quarter, C. Russell Cmolik announced his plan to retire effective August 31, 2002; and on July 1, 2002, Randall J. Wall replaced Mr. Cmolik as President and Chief Operating Officer of the Company.

      On August 1, 2002, the Company acquired the auction business of All Peace Auctions, a Northern Alberta based auctioneer of industrial and agricultural equipment. As part of the acquisition, the Company also acquired the assets used in the business including a 30-acre permanent auction site in Grande Prairie, Alberta.

Results of Operations

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Auction Revenues

      Auction revenues of $68.2 million for the six months ended June 30, 2002 increased by $7.7 million, or 12.7%, from the comparable period in 2001, due primarily to increased gross auction sales and a higher average auction revenue rate. Gross auction sales of $707.2 million for the six months ended June 30, 2002 increased by $43.5 million or 6.6% from the comparable period in the prior year primarily as a result of increased gross auction sales in the United States, Europe and the United Arab Emirates. Prior to 2002, auction revenues as a percentage of gross auction sales had averaged approximately 8.80%. With the introduction of the fee described in the following paragraph, the Company is expecting its average auction revenue rate to increase to approximately 9.10%. In the first half of 2002 the auction revenue rate of 9.64% was higher than this expected average rate due primarily to above average performance of straight commission business during the period and higher than the 9.11% rate experienced in the comparable period of 2001. Management does not believe that the higher rate experienced during the period is indicative of a trend.

      Beginning in 2002, auction revenues include a fee payable by the buyer, equal to 10% of the auction selling price on all lots sold for $2,500 or less (for auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction). The impact of this fee on auction revenues and the Company’s auction revenue rate in any future period will depend on the quantity and the value of lots sold during that period. The Company believes that the impact of this fee on auction revenues in future periods will be an increase of approximately 0.3% of gross auction sales, depending on the quantity and value of lots sold in such periods. Management does not anticipate any other changes to its long-term average auction revenue rate in 2002.

Direct Expenses

      Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $10.0 million for the six months ended June 30, 2002 increased by $0.3 million compared to the six months ended June 30, 2001 due to increased auction activity by the Company in 2002. As a percentage of gross auction sales, direct expenses were 1.41% for the six months ending June 30, 2002, lower than the 1.47% experienced in the first six months of 2001. Direct expenses as a percentage of gross auction sales are expected to fluctuate based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.45% over the course of a full year.

Depreciation

      Depreciation is calculated on capital assets employed in the Company’s business, including building and site improvements, automobiles, yard equipment, and computers. In the six-month period ended June 30, 2002, depreciation expense was $4.1 million, compared to $4.3 million (including $0.8 million for amortization of goodwill) in the comparable 2001 period. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired or developed and put into service. Effective January 1, 2002, the amortization of goodwill ceased (see “Recent Accounting Pronouncements” below).

General and Administrative Expense

      General and administrative expense (“G&A”) includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the six months ended June 30, 2002, the Company incurred G&A of $31.8 million, as compared to $28.9 million for the comparable six-month period in 2001. This increase in expenditures is attributable primarily to new infrastructure supporting the growth initiatives of the Company, and costs associated with the operation of new permanent auction sites. In addition, bonus accruals in the first half of 2002 were higher than in the comparable 2001 period. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company’s growth plans and other factors.

Income from Operations

      Income from operations was $22.3 million in the six months ended June 30, 2002 compared to $17.6 million ($18.4 million after excluding amortization of goodwill) in 2001. The increase is primarily the result of increased auction revenues in the first six months of 2002 partially offset by increased expenses.

Interest Expense

      Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the six months ended June 30, 2002 of $1.9 million is essentially unchanged from the comparable period in the prior year. During the period, the Company capitalized $0.8 million (2001 — $0.8) of interest related to properties under development during the period. Management anticipates that interest expense may increase further if additional debt is incurred to finance the development of permanent auction sites and as permanent auction sites are put in use and capitalization of interest ceases. See “Liquidity and Capital Resources.”

Other Income

      Other income arises primarily from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the six months ended June 30, 2002 was $1.4 million, including a $1.0 million gain on sale of redundant property in Canada, compared to $0.6 million in the comparable 2001 period. The increase is due primarily to the sale of property, partially offset by the write down of outdated computer equipment.

Income Taxes

      Income taxes of $5.7 million for the six months ended June 30, 2002 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 26.0% is lower than the 41.6% rate the Company experienced in the comparable 2001 period due to a one-time charge of $2 million for withholding taxes paid on an intercompany dividend in 2001. Excluding this one-time charge, the effective tax rate for the six months ended June 30, 2001 was 29.2%. Variations in effective tax rates between different periods are largely attributable to changes in the amount of income attributable to the different taxing jurisdictions in which the Company operates and earns its income.

Results of Operations

Three Months Ended June 30, 2002 Compared to Three Months Ended June 30, 2001

Auction Revenues

      Auction revenues of $38.9 million for the three months ended June 30, 2002 increased by $3.9 million, or 11.0%, from the comparable period in 2001 due primarily to increased gross auction sales. Gross auction sales of $414.1 million for the three months ended June 30, 2002 increased by $40.1 million or 10.7% from the comparable period in the prior year primarily as a result of increased gross auction sales in the United States and Europe partially offset by decreased gross auction sales in the United Arab Emirates. Auction revenues as a percentage of gross auction sales had averaged approximately 8.80% prior to 2002. With the recent introduction of the fee on all lots selling for $2,500 or less, the Company is expecting its average auction revenue rate to increase from approximately 8.80% to approximately 9.10%. In the three months ended June 30, 2002 the auction revenue rate of 9.39% was higher than this expected average rate due primarily to the above average performance of straight commission business during the period and roughly equivalent to the 9.37% rate experienced in the comparable period of 2001. Management does not believe that this higher rate is indicative of a trend.

Direct Expenses

      Direct expenses of $6.1 million for the three months ended June 30, 2002 increased by $0.2 million compared to the three months ended June 30, 2001. As a percentage of gross auction sales, direct expenses were 1.47% for the three months ending June 30, 2002, lower than the 1.57% experienced in the comparable three months of 2001. Direct expenses as a percentage of gross auction sales are expected to fluctuate based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.45% over the course of a full year.

Depreciation

      In the three-month period ended June 30, 2002, depreciation expense was $2.2 million, compared to $2.2 million (including $0.4 million for amortization of goodwill) in the comparable 2001 period. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed. Effective January 1, 2002, the amortization of goodwill ceased (see “Recent Accounting Pronouncements” below).

General and Administrative Expense

      For the three months ended June 30, 2002, the Company incurred G&A of $15.7 million, as compared to $14.3 million for the comparable three-month period in 2001. This increase in expenditures is attributable primarily to new infrastructure supporting the growth initiatives of the Company, and costs associated with the operation of new permanent auction sites.

Income from Operations

      Income from operations was $14.9 million in the three months ended June 30, 2002 compared to $12.6 million ($13.0 million after excluding amortization of goodwill) in 2001. The increase is primarily the result of increased gross auction sales and a higher average percentage of auction revenues earned on gross auction sales.

Interest Expense

      Interest expense for the three months ended June 30, 2002 was $0.9 million, marginally lower than the $1.1 million incurred in the three months ended June 30, 2001.

Other Income

      Other income for the three months ended June 30, 2002 was $1.4 million compared to $0.2 million in the comparable 2001 period. The increase is due primarily to a gain of $1.0 million recorded on the sale of redundant property in Canada.

Income Taxes

      Income taxes of $4.5 million for the three months ended June 30, 2002 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 29.5% is lower than the 46.0% rate the Company experienced in the comparable 2001 period primarily due to a one-time charge of $2 million for withholding taxes on an intercompany dividend in 2001. Excluding this one-time charge, the effective tax rate was 29.0%. Variations in effective tax rates between different periods are largely attributable to changes in the amount of income attributable to the different taxing jurisdictions in which the Company operates and earns its income.

Impact of Recently Issued Accounting Standards

      The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have issued new standards related to the accounting for goodwill. The new standards indicate that reporting entities with previously recorded goodwill will cease amortizing goodwill commencing January 1, 2002. Instead, the carrying value of goodwill will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in steps. In the first step, the net book value of each reporting unit is compared with its fair value. Because Ritchie Bros. operates as a single reporting unit, and because that reporting unit is a public company, the Company is able to refer to the stock market for a third party assessment of its fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered to be not impaired and the subsequent step of the impairment test is unnecessary. The Company intends to perform a goodwill impairment test each year as at September 30.

      In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870 establishing standards for the recognition, measurement and disclosure of stock-based compensation to employees and non-employees. The Company applies the intrinsic value method of accounting for stock-based compensation, consistent with the principles it applies under United States accounting principles. Section 3870 requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share. This information is provided in note 5 to the interim consolidated financial statements.

      The Company has adopted Section 3870 for its fiscal year beginning January 1, 2002. The adoption of this standard has not had a material impact on the Company’s financial condition or results of operations as, to date, stock based compensation has been granted with exercise prices based on the market price at the date of grant.

Liquidity and Capital Resources

      The Company’s cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company’s liquidity is working capital, including cash.

      At June 30, 2002, working capital including cash was $26.5 million, which is within the Company’s current target for working capital, compared to $22.5 million at December 31, 2001.

      Net capital expenditures by the Company during the six months ended June 30, 2002 were $15.3 million as compared to $14.8 million for the six months ended June 30, 2001. In the 2002 period, the Company continued to incur site development costs in the United States and Canada. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States.

      The Company has established credit facilities with financial institutions in the United States, Canada, Europe and Australia. The Company presently has access to credit lines for operations of approximately $97.2 million and to credit lines for funding property acquisitions of approximately $102.1 million. At June 30, 2002, bank debt relating to operations totaled $6.9 million, and bank debt related to property acquisitions and a business acquisition totaled $72.5 million, leaving net credit lines of $90.3 million available for operations and $29.6 million available for property acquisitions. See “— Overview”.

Forward-Looking Statements

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, Internet initiatives and the financing available to the Company. Words such as “expects”, “intends”, “plans”, “believes”, “estimates”, “anticipates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company’s actual results and could cause such results to differ materially from those expressed in the Company’s forward-looking statements: the Company’s ability to source equipment for its auctions; the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; the quantity and value of goods sold; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence on key personnel; impact of changes in management personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company’s periodic filings with the United States Securities and Exchange Commission including its annual return for 2001 filed on Form 40-F on April 23, 2002. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

Number	Description

*3.1	Articles of Amalgamation, as amended
*3.2	By-laws
*4.1	Form of common share certificate
4.2	Description of capital shares contained in the Articles of Amalgamation (see Exhibit 3.1)
4.3	Description of rights of securityholders contained in the By-laws (see Exhibit 3.2)
*10.1	1997 Stock Option Plan, as amended
*10.2	Form of Indemnity Agreement for directors and officers
**10.3	Asset Purchase Agreement dated as of February 19, 1999 among Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and certain other parties
**10.4	Loan Agreement dated as of March 26, 1999 between Ritchie Bros. U.S. Finance Limited Partnership (Delaware), Ritchie Bros. Auctioneers Incorporated and U.S. Bank National Association
99.1	Certificate pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 certified by David E. Ritchie, Chief Executive Officer
99.2	Certificate pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 certified by Peter J. Blake, Chief Financial Officer

*	Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

**	Incorporated by reference to the same exhibit number from the Report of Foreign Issuer on Form 6-K filed on May 14, 1999 (File No. 001-13425).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date August 9, 2002	By /s/ ROBERT S. ARMSTRONG Robert S. Armstrong, Corporate Secretary